Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following descriptions of the material provisions of (1) the capital stock of Jacobs Engineering Group Inc. (the “Company”), (2) the Charter (as defined below) (3) the Bylaws (as defined below), and (4) certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”), are only intended to be summaries. These summaries do not purport to be complete and are qualified in their entirety by reference to the Charter, the Bylaws, and the applicable provisions of the DGCL.

Authorized Capital Stock

Under the Company’s amended and restated certificate of incorporation, amended on January 27, 2014 (the “Charter”), the Company is authorized to issue an aggregate of 241 million shares of capital stock, divided into classes as follows:

•240 million shares of common stock, par value $1.00 per share (“Common Stock”); and
•1 million shares of preferred stock, par value $1.00 per share (“Preferred Stock”).

Common Stock

Voting

Pursuant to the Charter and the Company’s amended and restated bylaws, amended as of October 5, 2020 (the “Bylaws”), except as may be provided by the board of directors of the Company (the “Board of Directors” or the “Board”) in a preferred stock designation or by law, the holders of Common Stock shall have the exclusive right to vote on the election of directors and on all other matters requiring stockholder action, each share being entitled to one (1) vote.

Any action at a meeting at which a quorum is present will be decided by a majority of the votes properly cast, except that the affirmative vote of holders of not less than two-thirds of the total voting power of all outstanding shares entitled to vote in the ordinary election of directors of the Company (“voting securities”), voting as a single class, shall be required (i) to adopt any agreement for, or to approve, the merger or consolidation of the Company with or into any other corporation except for mergers with respect to which no stockholder vote is required under Section 253 of the DGCL or any successor section, (ii) to authorize any sale, lease transfer, exchange, mortgage, pledge or other disposition to any other corporation, person or entity of all or substantially all of the assets of the Company, (iii) to authorize the issuance or transfer by the Company of any voting securities of the Company in exchange for payment for the securities or assets of any other corporation, person or entity if such authorization is otherwise required by law or by any agreement between the Company and any national securities exchange or by any other agreement to which the Company is a party, or (iv) to adopt a plan or proposal for the liquidation or dissolution of the Company. Holders of shares of Common Stock are not entitled to cumulate their votes in the election of directors.

Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, the Charter may not be repealed, amended or otherwise modified directly or indirectly in any respect that would reduce or diminish in any manner any requirement for stockholder or director approval unless such repeal or amendment is approved by the affirmative vote of the holders, voting as a single class, of not less than two-thirds of the outstanding voting securities of the Company. However, the Company reserves the right to amend, alter, change or repeal any provision in the Charter subject to the aforementioned reservation.

Dividends

Except as may be provided by the Board of Directors in a preferred stock designation or by law, dividends may be declared and paid or set apart from payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends.

Liquidation Rights

Except as may be provided by the Board of Directors in a preferred stock designation or by law, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the

Exhibit 4.1
Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

Other Rights

Shares of Common Stock are neither redeemable nor convertible and there are no sinking fund provisions relating to these shares. Holders of Common Stock are not entitled to any preemptive rights to purchase or subscribe for any of the Company’s securities.

Anti-Takeover Provisions

The Charter, the Bylaws and the DGCL include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. The Bylaws establish advance notice procedures with regard to the nomination by stockholders of candidates for election as directors or the proposal by stockholders of business to be brought before meetings of stockholders. These procedures provide that notice of stockholder nominations and proposals must be timely and given in writing to the Company’s Secretary. Generally, to be timely, notice must be delivered to the Company’s Secretary at the principal executive office of the Company not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain the information required by the Bylaws, including, in the case of nominations, the completed and signed questionnaire, representation and agreement, as applicable.

Special Meetings of Stockholders. The Charter provides that except as may be provided by Section 151(g) of the DGCL (or its successor statute as in effect from time to time) special meetings of stockholders may be called at any time by only the Board of Directors, a committee of the Board of Directors that has been duly designated by the Board or whose powers and authority include the power to call such meetings, or by the Chair of the Board of Directors. Special meetings may not be called by any other person or persons.

No Written Consent of Stockholders. The Charter and the Bylaws provide that subject to any rights granted in a preferred stock designation to any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws. The Board of Directors is expressly authorized to make, repeal, alter, amend or rescind the Bylaws. Further, the Bylaws may not be made, repealed, amended or rescinded by the stockholders without obtaining the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting securities of the Company, voting as a single class.

Authorized Shares. The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval, except for any stockholder approval required by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. In addition, the ability of the Board of Directors to establish the rights and issue substantial amounts of Preferred Stock without the need for stockholder approval may delay or deter a change in control of the Company.

Filling of Board Vacancies; Removal. Unless the Board of Directors otherwise determines or otherwise required by applicable law, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of Board of Directors, or by a sole remaining director. Each such director will hold office until the next election of directors and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. The Board of Directors is entitled to increase or decrease the size of the Board without stockholder approval.

Exhibit 4.1
Change of Control. The Charter provides that the Company may not undertake a merger or sale of substantially all of its assets without obtaining the affirmative vote of at least sixty-six and two-thirds percent (66.67%) of the outstanding voting securities of the Company present in person or represented by proxy at a stockholder meeting called to consider such transaction and entitled to vote thereon.

Forum Selection. The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•any derivative action or proceeding brought on behalf of the Company;
•any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders;
•any action asserting a claim arising pursuant to the DGCL or the Charter or Bylaws; or
•any action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, the Bylaws provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware

Mergers and Other Business Combinations. Section 203 of the DGCL applies to the Company. Under certain circumstances, Section 203 limits the ability of an interested stockholder to effect various business combinations with the Company for a three-year period following the time that such stockholder becomes an interested stockholder. For purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the immediately preceding three years did own, 15 percent or more of the Company’s voting stock.

An interested stockholder may not engage in a business combination transaction with the Company within the three-year period unless:

•before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or
•at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Stock Exchange Listing.

The Common Stock is currently listed on the New York Stock Exchange under the symbol “J”.

Transfer Agent and Registrar.

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Ave, Brooklyn, NY 11219.
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